

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 17, 2007

Mr. Walter Cristian Forwood
Chief Financial Officer
YPF Sociedad Anónima
Avenida Pte. R. Sáenz Peña 777
C1035AAC Ciudad Autónoma de Buenos Aires
Argentina

> **Re:** **YPF Sociedad Anónima**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed June 27, 2007**
> **File No. 001-12102**

Dear Mr. Forwood:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director